



EXHIBIT E

VIRAL FILMS MEDIA

[Log in/Register (/user/login?destination=node/406)]

Viral Films Media

Rebel's Run Teaser Trailer

from **Galatia Films**

03:33

Funded: 0%

ID: VFM-Rebel-2019
Raised to date: $0
Issue Type: Equity
Accredited Only?: No
Minimum Investment: $2,000
Suggested Investment: $2,200
Additional Investments: $100
Target Goal: $1,070,000
Minimum Goal: $750,000
Maximum Goal: $1,070,000
Raise Start Date: Launch pending
Raise End Date: Monday, September 30, 2019
Raise Target Date: Sunday, September 1, 2019
Reviewed Financials: Yes
Link to EDGAR:
Company Search Results (https://www.sec.gov/Archives/edgar/data/1777060/0001

Discuss (/forums/viral_films_media)

Film Company Overview

Viral Films Media will be partnering with Arkhaven Comics and Galatia Films on Rebel's Run

Viral Films Media LLC is a new film company with the business purpose of creating a single live-action superhero film – **Rebel's Run** – based on characters from the Alt-Hero comic book universe created by Vox Day and Arkhaven Comics. We founded Viral Films Media to provide an alternative to the major Hollywood studios.

VFM is producing a film based on a new superhero universe offering a range of original characters, great stories and themes that aim to impact and influence the culture of today.

VFM's production of **Rebel's Run** will demonstrate that a small independent start-up can challenge and outdo Hollywood. **Rebel's Run** will present audiences with a new, bold superhero and fantasy universes: not a remake and iteration of a classic from yesteryear, but a revolutionary and creative vision that will bring a new superhero universe and characters to the screen, with exciting, impactful, fearless storytelling and a counter-cultural, game-changing fighting spirit.

In producing Rebel's Run, Viral Films Media will be working together with an outstanding team of creators and production professionals to produce the first independent live-action superhero film. The creative and production team includes **Arkhaven Comics**, scriptwriters **Vox Day** and legendary comic book writer **Chuck Dixon**, director **Scooter Downey** and production company **Galatia Films** with **Daniel McNicoll** and **Nuala Barton** producing.

For this investment proposition, Viral Films Media will produce a single feature film, Rebel's Run. While it may expand its business purpose in the future, investors' returns will be based upon the performance and proceeds from one film.

Film and Comics Book Industry Professionals

In producing **Rebel's Run**, **Viral Films Media** will also be working with experienced professionals from the film and comics book industry. Players who are independent of Hollywood, D.C. and Marvel, and who are challenging the Hollywood and superhero genre status quo.

Galatia Films (Production Company)

Galatia Films, which has been engaged as the production company assisting Viral Films Media, has worked on numerous high profile projects over the years, reaching the #1 spot on both iTunes and Netflix. Past projects include **Goodbye Christopher Robin, Reclaiming the Blade** (featuring **Viggo Mortensen** and **Karl Urban**), **TheOneRing.net's Hobbit in 5** and **Disney/ESPN's Star Wars: Evolution of the Lightsaber**.

Daniel McNicoll (Producer)

Daniel's first film Reclaiming the Blade featuring Viggo Mortensen and Star Wars legend Bob Anderson was a #1 on iTunes and Netflix. Through his Galatia Films he was involved in the production of Fox Searchlight's Goodbye Christopher Robin.

Chuck Dixon (Scriptwriter)

Dixon is a legend in the industry, and has the distinction of being the most prolific comic book author in history, with over 40,000 pages published. He has created or worked on some of the most iconic and classic superhero and action comics: **Batman, The Punisher, Robin**. Chuck was one of the creators of **iconic Batman-villain Bane**, who is among the most recognizable and notorious villains in comics in recent decades.

Dixon has produced content for **Arkhaven Comics**, including several series that take place in the Alt-Hero universe: **Chuck Dixon's Avalon** and **ALT-HERO: Q**, both of which have been well-received by fans and achieved best-seller status in their categories on Amazon. Chuck has also adapted **J.R.R. Tolkein's The Hobbit** and **P.D. Wodehouse's classic Bertie Wooster novels** into comic book series, the latter of which was published by Arkhaven Comics.

Vox Day (Scriptwriter)

Vox Day is the creator of Alt-Hero and the founder and lead editor of Castalia House and Arkhaven Comics. Vox is the best-selling author of sixteen books, including his monumental epic fantasy series **The Arts of Dark and Light**. Vox is also an award-winning game designer, a founding member of the electronic band **Psykosonik**, which recorded four Billboard Top 40 Club Play hits in the 90s, and the author of numerous best-selling non-fiction works in areas including political science, economics and religion. As editor at Castalia House, Vox has worked with a range of major authors, including science-fiction grandmaster John C. Wright, renowned Israeli military historian Martin van Creveld and ground-breaking economist Steve Keen.

Scooter Downey (Director)

Scooter Downey is an independent filmmaker and the founder of True Legend Films, a production company based in Los Angeles. He recently co-directed the feature documentary Hoaxed, a groundbreaking look at the fake news phenomenon.

Management Team

Aside from the solid creative and production teams that are involved in **Rebel's Run**, Viral Films Media has also brought on an initial investor base who have confidence in the project as well as a management team to ensure that the administration and operations of the LLC are properly handled. Please refer to our Form C and Exhibits for more information about our directors and management.

(https://www.addtoany.com/share#url=https%3A%2F%2Fvfm.sppx.io%2Fissues%2Fviral_films_media&title=Viral%20Films%20Media)

Additional Resources

Investor Education (/education)

Investments appearing on this portal involve significant risks including, illiquidity, no guarantee of returns, and possible loss of principal invested.
For more information, see our investor education materials (/education).

© 2019 - Crowdfunding portal hosted by Silicon Prairie Online (https://fp.sppx.io)